Mail Stop 3561

September 25, 2009

By U.S. Mail and facsimile to (262) 780-3655

Donald F. Mardak
Chief Executive Officer and President
International Monetary Systems, Ltd.
16901 West Glendale Drive
New Berlin, Wisconsin 53151

> **Re: International Monetary Systems, Ltd.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed April 8, 2009**
> **Proxy Statement on Schedule 14A**
> **Filed May 15, 2009**
> **Form 10-Q for the Periods Ended March 31 and June 30, 2009**
> **Filed May 15 and August 14, 2009, respectively**
> **File No. 000-30853**

Dear Mr. Mardak:

We have reviewed your filings and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Part I, page 3

Item 1-Description of Business, page 3

1. Please reconcile the information on page four regarding subsidiaries with the
information in Note 1A. of the Notes to Consolidated Financial Statements on
page F-8.

Item 7-Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 6

2. We note your section discussing some of the highlights of 2008. Please expand
your discussion to identify the most important matters upon which management
focuses in evaluating financial condition and results of operations and provide a
context for the discussion and analysis of your financial statements. In this
regard, please provide:

- An identification and discussion of key variables and other quantitative and
qualitative factors necessary for an understanding and evaluation of your
business and a discussion of management's view of the implications and
significance of the information; and

- A discussion and analysis of material uncertainties and known trends that
would cause reported financial information not to be necessarily indicative of
future operating performance or financial condition to promote an
understanding of the quality and potential variability of your earnings and
cash flows.

Item 9A(T)-Controls and Procedures, page 10

Disclosure Controls and Procedures, page 10

3. We note your disclosure that your disclosure controls and procedures "were
effective in providing reasonable assurance that information we are required to
disclose in reports we file or submit under the Exchange Act is recorded,
processed, summarized and reported within the time periods specified by the
Securities and Exchange Commission rules and forms." As you have included a
portion of the definition of disclosure controls and procedures in your disclosure,
you must include the entire definition. Please revise to clarify, if true, that your
disclosure controls and procedures are also designed to ensure that information
required to be disclosed in the reports that you file or submit under the Exchange

Donald F. Mardak
International Monetary Systems, Ltd.
September 25, 2009
Page 3

Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please also revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Part III, page 12

Item 10 – Directors and Executive Officers, page 12

Executive Officers and Directors, page 12

4. Please revise to describe the business experience of each director and executive for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Item 12-Security Ownership of Certain Beneficial Owners and Management, page 19

5. Please clarify the disclosure in the table to indicate whether it includes shares each person has the right to acquire within 60 days. See Item 403 of Regulation S-K.

Item 15-Exhibits List and Reports on From [*sic*] 8-K, page 21.

6. Please also list the financial statement schedules. See Item 15 of Form 10-K and Item 601 of Regulation S-K.

Signatures, page 22

7. Your Form 10-K is not signed as provided in the form. The second part of the signature section must be signed in their capacity by your principal financial officer, your controller or principal accounting officer, and by at least a majority of the board of directors. In addition, the introductory language to the signatures should be exactly as provided in the form. Please amend your Form 10-K to provide for signatures as provided in the form. See Form 10-K and General Instruction D(2)(a).

Form 10-Q for the Periods Ended March 31 and June 30, 2009

Signatures

8. We note that you designate Mr. Weibling as your principal financial officer in your Form 10-K, but as your chief financial officer in the Forms 10-Q. Please use the principal designator as required by Form 10-Q and General Instruction G.

Proxy Statement on Schedule 14A

Proposal No. 1 Election of Directors, page 3

Board Committees and Meetings, page 3

9. Please disclose whether you have at least one audit committee financial expert serving on your audit committee. Also, please state whether the board of directors has adopted a written charter for the audit committee. If you do have at least one audit committee expert on your audit committee, please disclose his or her name and whether they are independent as that term is used in Item 407(a)(1) of Regulation S-K. If you do not have at least one, please disclose the reason. See Item 401(d) of Regulation S-K.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director